Exhibit 12
STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS/DEFICIENCIES TO FIXED CHARGES
(dollars in thousands)

	Six Months Ended	Three Months Ended	Fiscal Year Ended December 31,
	June 30,	June 30,
	2011	2011	2010	2009	2008	2007	2006
Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(28,025)	$(12,812)	$(35,362)	$(42,098)	$(16,240)	$(79,146)	$(34,608)
add: Fixed charges (see below)	603	302	1,207	712	1,115	1,553	1,532

Pre-tax income (loss) from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(27,422)	$(12,510)	$(34,155)	$(41,386)	$(15,125)	$(77,593)	$(33,076)

Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$—	$872	$1,083	$1,029
Interest expense on portion of rent expense representative of interest	603	302	1,207	712	243	470	503

Total fixed charges	$603	$302	$1,207	$712	$1,115	$1,553	$1,532

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(28,025)	$(12,812)	$(35,362)	$(42,098)	$(16,240)	$(79,146)	$(34,608)